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                                                                  EXHIBIT (A)(8)

                                                       FOR RELEASE: MAY 27, 1997
                                                           CONTACT: GINGER SMITH
                                                                  (704) 329-4018

      COMPASS GROUP PLC ANNOUNCES INTENT TO PURCHASE CONTRACT FOODSERVICE,
         CATERING AND VENDING OPERATIONS FROM DAKA INTERNATIONAL, INC.

     MAY 27, 1997 (CHARLOTTE, NC) . . . Compass Group PLC, the world's leading contract foodservice management company, is pleased to announce that Compass Holdings, Inc. has entered into a definitive agreement with Daka International for Compass Group to acquire the contract foodservice business of Daka International. The acquisition will be accomplished through a series of steps in which Daka International will spin off its restaurant business to its shareholders and a cash tender offer by Compass Group for all of the shares of common stock of Daka International. Compass Group will not acquire the non-foodservice business of Daka International. Following completion of the tender offer, Compass Group will take steps to merge Daka International with one of its subsidiaries.

     The transaction has an estimated total cash value of $195 million, approximately $85 million of which will be paid to Daka International's stockholders through a cash tender offer of $7.50 per share, and $110 million of which will be used to repay Daka International debt. Daka International stockholders will also receive shares of a new company that will own all of Daka International's non-foodservice business.

     The acquisition is subject to federal regulatory clearance, acceptance of the tender offer by a minimum of two-thirds of International's shareholders, and certain other conditions. Compass Group plans to finance the acquisition with funds from established cash sources. The Bank of New York is Depository in the tender offer and MacKenzie Partners, Inc. is the Information Agent.

     On announcing the acquisition, Mike Bailey, president and CEO, Compass Group, USA Division said, "After following Daka's progress over the past 20 years, I am convinced that this partnership will truly enhance our position in the US education foodservice market -- a sector we see as having extraordinary growth opportunities in the future."

     Bill Baumhauer, Chairman and CEO of Daka International said, "Although the sale of our foodservice division was a difficult decision to make, we are pleased to be able to have our clients and associates team-up with Compass Group. I am confident that the standards of excellence that we strived for at Daka will continue with Compass Group."

     According to Bailey, Allen Maxwell, president and COO of Daka International, will remain president of Daka and become a member of the Compass Group USA Division board following the acquisition. "We are truly delighted to have Allen join us. Together we will progress with our stated business strategy of further development in the education market, and continue our efforts in strategic business segmentation."

     "This creates an ideal situation for Daka," says Maxwell. "By combining our resources and talents with Compass Group we are now in position to become the industry leader in educational food service. I have admired and respected Mike Bailey for many years and consider this partnership a "win-win" for our client, customers, and employees," says Maxwell.

     Compass Group, incorporated in England and Wales, is one of the world's largest foodservice companies and employs over 120,000 people worldwide.

     Daka International, headquartered in Danvers, Massachusetts, is a diversified foodservice and restaurant company operating in the contract foodservice management industry and the restaurant industry. Daka, Inc. operates approximately 310 contracts in 710 locations in 34 states across the US and employs approximately 9,700 people.

     For more information contact Ginger Smith, director of marketing and communications, Compass Group, USA Division at (704) 329-4018.

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